Windstream Corporation

4001 Rodney Parham Road

Little Rock, AR 72212

April 20, 2009

VIA EDGAR CORRESPONDENCE

Ms. Jessica Plowgian, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Windstream Corporation
Definitive Proxy Statement – Filed March 23, 2009
File No. 001-32422

Dear Ms. Plowgian:

This letter is to confirm that Windstream will provide its response to the letter dated April 16, 2009, from Larry Spirgel, Assistant Director, Division of Corporate Finance, regarding comments by the Staff of the U.S. Securities and Exchange Commission with respect to the above-referenced Definitive Proxy Statement, on or before Wednesday, May 6, 2009.

If you have any questions regarding the foregoing, please call the undersigned at 501-748-7900.

Very truly yours,

/s/ John P. Fletcher
John P. Fletcher